Highwater Financial LLC
(Formerly Hankerson Financial, Inc.)

Statement of Financial Condition

December 31, 2021

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35379

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **HIGHWATER FINANCIAL LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1730 N CLARK ST #3602
(No. and Street)

CHICAGO	**IL**	**60614**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DAVID MALAT	**(908) 803-8090**	DMALAT@CFOPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if Individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>BRENT WILLIAMS</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>HIGHWATER FINANCIAL LLC</u>, as of <u>DECEMBER 31</u>, 2 <u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title: CEO





MAYRA JARA
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 11, 2025

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Highwater Financial LLC
(Formerly Hankerson Financial, Inc.)
December 31, 2021

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3-4



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Highwater Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Highwater Financial LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Highwater Financial LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Highwater Financial LLC's management. Our responsibility is to express an opinion on Highwater Financial LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Highwater Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Highwater Financial LLC's auditor since 2018.

Maitland, Florida

February 22, 2022

Highwater Financial LLC
(Formerly Hankerson Financial, Inc.)
Statement of Financial Condition
December 31, 2021

ASSETS		
Cash	$	15,389
Prepaid expenses		1,558
Commissions receivable		2,236
Total Assets	$	19,183
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses		12,268
Commissions payable		1,901
Total Liabilities		14,169
Member's Equity		5,014
Total Liabilities and Member's Equity	$	19,183

See notes to financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Highwater Financial, LLC (the "Company") was formerly known as Hankerson Financial, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended ("SEA"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). On December 29, 2021, the Company's net capital fell below the minimum net capital requirement as specified in the SEA Rule 15c3-1. This event required the Company to cease conducting a securities business. On February 10, 2022, the Company submitted Form BDW to the Securities Exchange Commission ("SEC") and FINRA to deregister as a broker-dealer and withdraw its membership in FINRA. The deregistration and withdrawal is pending.

Change in Legal Formation

The Company sought to change its legal form from a corporation to a limited liability company ("LLC") for tax purposes. The Company was granted a name change and a conversion of its legal formation from the State of Arizona on July 2, 2021.   The effects of this change have been retrospectively applied into these financial statements.

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management believes that estimates used in these financial statements are reasonable.

Revenue Recognition

The Company enters into agreements with pooled investment vehicles (mutual funds) to arrange for investment in fund shares by clients for which the Company receives fixed and variable revenue. The Company may receive fixed distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The Company may also be entitled to variable distribution fees which are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable distribution fees, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Income Taxes

From July 2, 2021 through December 31, 2021, the Company operated as a single member LLC, which is treated as a disregarded entity under the provisions of the Internal Revenue Code. All tax effects of the Company's financial results are passed through to the sole member. Therefore, no provision or liability for Federal income taxes is included in these financial statements for such time period.

Note 2: INCOME TAXES

As discussed in Note 1, prior to July 2, 2021, the Company operated as a C Corporation for the period January 1, 2021 to July 1, 2021. During that period, the Company operated at a loss, thus there is no provision for Federal income taxes. Because the Company converted to a limited liability company on July 2, 2021, thus terminating its C Corporation status, there is no net operating loss carryforward available in the future.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEA Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As discussed in Note 1, on December 29, 2021 the Company's net capital fell below its minimum net capital requirement. On December 31, 2020, the Company had net capital of $3,121 which was $1,879 below its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 4.54 to 1.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2021 or during the year then ended.

Note 5: CHANGE IN COMPANY OWNERSHIP AND SUBSEQUENT EVENT

As discussed in Note 1, the Company submitted Form BDW on February 10, 2022 to the Securities Exchange Commission ("SEC") and FINRA to deregister as a broker-dealer and withdraw its membership in FINRA. The deregistration and withdrawal is pending. The Company is not aware of any other subsequent events which would have a material impact on these financial statements.